Confidential Treatment Requested by Warner Music Group Corp.

Under 17 C.F.R. §§ 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING

PLACEHOLDER “[***]”

February 21, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Jacqueline Kaufman

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Warner Music Group Corp.

Registration Statement on Form S-1

File No. 333-236298

Dear Ms. Kaufman:

On behalf of Warner Music Group Corp. (the “Company”), we supplementally submit this letter related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to notify the Staff of the proposed price range expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the Company’s Class A common stock (the “Shares” and, together with the Company’s Class B common stock, the “Common Stock”) is expected to be between $[***] and $[***] per Share, after giving effect to a [***] for [***] stock split of our Common Stock (which will occur prior to the offering). We have attached herewith as Annex A for the Staff’s review certain sections of the Registration Statement revised to reflect the inclusion of the price range and related information, and assuming an offering price of $[***] per share, the midpoint of the price range set forth above.

Jacqueline Kaufman	2	February 21, 2020

The Company expects to file Amendment No. 1 to its Registration Statement on or about, February 26, 2020, to file certain exhibits to the Registration Statement and to reflect the estimated price range and share amounts before printing preliminary prospectuses and beginning the road show. The Company and the underwriters are currently preparing to begin the road show for the offering on or about February 26, 2020. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter and the attached Annex A to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

Please promptly inform the Company of any request for the confidential material submitted herewith made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Any such notice may be directed to Paul Robinson at Warner Music Group Corp., 1633 Broadway, New York, New York 10019, or by telephone at (212) 275-2143, with a copy to Matthew E. Kaplan at Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, 10022.

Pursuant to Rule 83, a copy of this request (but not the confidential information) is also being delivered to the Freedom of Information Act Officer of the Commission.

* * * * *

Jacqueline Kaufman	3	February 21, 2020

If you have any questions regarding the foregoing, please contact the undersigned at (212) 909-7334 or Eric T. Juergens at (212) 909-6301.

Regards,

/s/ Matthew E. Kaplan

Matthew E. Kaplan

cc:	Jacqueline Kaufman

Mara Ransom

Suying Li

Rufus Decker

U.S. Securities and Exchange Commission

Paul Robinson

Trent Tappe

Warner Music Group Corp.

Confidential Treatment Requested by Warner Music Group Corp.

Under 17 C.F.R. §§ 200.83

Jacqueline Kaufman	4	February 21, 2020

    Annex A

    [***]

Confidential Treatment Requested by Warner Music Group Corp.

Under 17 C.F.R. §§ 200.83